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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Westfield Group1

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Westfield Holdings Limited, Westfield Management Limited in its capacity as responsible entity and trustee of Westfield Trust and Westfield America Management Limited in its capacity as responsible entity and trustee of Westfield America Trust

(Name of Person(s) Furnishing Form)

£600,000,000 Guaranteed 5.500% Notes due 2017

£450,000,000 Guaranteed 4.25% Notes due 2022

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Maureen McGrath

Westfield Group

Level 30, 85 Castlereagh Street

Sydney

New South Wales 2000

Australia

+61 2 9358 7439

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Sarah Murphy

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

Telephone: +44 207 936 4000

February 24, 2014 (Publication of Consent Solicitation Memorandum)

(Date Consent Solicitation Commenced)

Comprised of Westfield Holdings Limited, Westfield Management Limited in its capacity as responsible entity and trustee of Westfield Trust and Westfield America Management Limited in its capacity as responsible entity and trustee of Westfield America Trust.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Exhibit No.

99.1*	Consent Solicitation Memorandum dated February 24, 2014

Item 2. Informational Legends

The required legends have been included in prominent portions of Exhibit 99.1 referred to in Part I.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

99.2*	Offering Circular dated June 21, 2005 in respect of the initial offering and the listing of the £600,000,000 Guaranteed 5.500% Notes due 2017

99.3*	Paying Agency Agreement dated 27 June 2005 relating to the £600,000,000 Guaranteed 5.500% Notes due 2017

99.4*	Note Trust Deed dated June 27, 2005 constituting the £600,000,000 Guaranteed 5.500% Notes due 2017

99.5*	Base Prospectus dated June 27, 2012 in respect of the Euro Medium Term Note Programme under which the £450,000,000 Guaranteed 4.25% Notes due 2022 were issued

99.6*	Agency Agreement dated June 27, 2012 relating to the £450,000,000 Guaranteed 4.25% Notes due 2022

99.7*	Trust Deed dated December 13, 2007 constituting the £450,000,000 Guaranteed 4.25% Notes due 2022 (as supplemented)

99.8*	First Supplemental Trust Deed Dated June 12, 2009

99.9*	Second Supplemental Trust Deed Dated May 12, 2010

99.10*	Third Supplemental Trust Deed Dated June 27, 2012

99.11*	Final Terms dated July 10, 2012 in respect of the initial offering and the listing of the £450,000,000 Guaranteed 4.25% Notes due 2022

99.12*	Draft Supplemental Note Trust Deed relating to the £600,000,000 Guaranteed 5.500% Notes due 2017

99.13*	Draft Supplemental Note Trust Deed relating to the £450,000,000 Guaranteed 4.25% Notes due 2022

99.14	Announcement regarding the completion of the consent solicitation dated 25 March 2014

*	Previously filed with the Securities and Exchange Commission as part of the Form CB on February 25, 2014.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by each of Westfield Holdings Limited, Westfield Management Limited in its capacity as responsible entity and trustee of Westfield Trust, and Westfield America Management Limited in its capacity as responsible entity and trustee of Westfield America Trust with the Securities and Exchange Commission concurrently with the furnishing of the Form CB on February 25, 2014.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Peter Allen
(Signature)

Peter Allen, Director of each of Westfield Holdings Limited, Westfield Management Limited in its capacity as responsible entity and trustee of Westfield Trust and Westfield America Management Limited in its capacity as responsible entity and trustee of Westfield America Trust

(Name and Title)

March 26, 2014
(Date)

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